[Venture Financial Group, Inc. Letterhead]

August 8, 2008

VIA EDGAR CORRESPONDENCE and FACSIMILE

Mr. Amit Pande
Assistant Chief Accountant

Mr. Michael Volley
Staff Accountant

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	Venture Financial Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 31, 2008 Form 10-Q for Quarterly Period Ended March 31, 2008 Filed May 14, 2008 File No. 000-24024

Dear Messrs. Pande and Volley:

This letter is in response to your comment letter dated July 14, 2008 regarding the above-referenced filings. Venture Financial Group, Inc. (“Venture”) acknowledges that:

  Venture is responsible for the adequacy and accuracy of the disclosure contained in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  Venture may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

The discussion below responds to the comment and bullet points (in the order presented) in the July 14, 2008 comment letter. Following the responses is proposed disclosure for Venture’s Form 10-Q for the quarterly period ended June 30, 2008.

RESPONSE TO COMMENT AND BULLET POINTS

Form 10-Q for the quarterly period ended March 31, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Allowance for Credit Losses, page 19

We note that your recorded investment in non-performing loans, comprised almost entirely of nonaccrual loans, increased from approximately $3.1 million at December 31, 2007 to $20.8 million at March 31, 2008 and that the related allowance for credit losses increased from $10.98 million to $12.23 million. This yielded an allowance for credit losses as a percentage of non-performing loans of approximately 352.1% and 58.76% at December 31, 2007 and March 31, 2008, respectively. It is not clear from your disclosures what the reasons were for this increase and its resultant impact on your determined allowance for credit losses. In order to more clearly bridge the gap between observed changes in your credit quality and changes in your allowance for credit losses, and to fully understand management’s actions in this regard please revise future filings, beginning with your next Form 10-Q, to disclose the following:

  The specific events and circumstances that occurred during the first quarter of 2008 which impacted decision(s) to place these loans on nonaccrual.

Real estate values have decreased in sectors of Venture Bank’s (the “Bank”) primary market area, generally known as the Puget Sound region, up to 25%, depending upon the specific area. Several of the loans placed on nonaccrual during the first quarter were for projects located in the areas where values declined. In addition to the declines in value, evidenced by receipt of updated appraisals ordered by the Bank as well as discussions with appraisers and realtors, borrowers have been experiencing slower sales, further impacting cash flows, liquidity, and their ability to make interest payments, and resulting in the Bank placing loans on nonaccrual.

The loans placed on nonaccrual status during the first quarter of 2008 centered primarily in six borrowers (18 loans), totaling $17.2 million. Three of the relationships, with Borrowers A, B, and C, are for plat development projects located in Montesano, Puyallup and Winlock, WA and total $9.9 million; one relationship, with Borrower D, a speculative residential contractor with several projects located in Kirkland, WA totaling $6.1 million; one relationship, with Borrower E, is a residential lot loan located in Lake Tapps, WA totaling $590 thousand; and the sixth relationship, with Borrower F, is a commercial loan totaling $498 thousand.

Borrower A’s plat development is comprised of 69 developed lots in Montesano, WA. Borrower A ceased making payments in November 2007. This loan was considered impaired as of December 31, 2007. Bank management met with Borrower A in December 2007 and was informed that the developer was struggling to meet payments as they had run out of interest reserve. Management made demand, Borrower A was unable to meet demand in January 2008 and the loan was placed on nonaccrual in the first quarter of 2008.

Borrower B ceased making payments in January 2008 related to its plat development project with lots in Puyallup, WA, and informed the Bank of problems in February 2008. This loan was considered impaired as of December 31, 2007. Bank management met with Borrower B who indicated they would not make further payments. Concurrently, the Bank determined that the underlying collateral value had declined by approximately 20% based on conversations with appraisers for finished lots in the same area. Demand was made and all loans to Borrower B were placed on nonaccrual in the first quarter of 2008.

Borrower C’s loan matured in January 2008 related to a plat development with lots in Winlock, WA. Payments had been made as agreed prior to the loan maturing. Under our normal lending process the borrower was sent documents to extend the loan. We were in discussion in late January through the end of February with the borrower regarding the extension documents and it was made evident that the borrower would be unable to bring interest on the loan current which precluded the Banks ability to extend the loan. Management subsequently made demand in late February 2008 and when demand wasn’t met on March 10, 2008, the loan was considered impaired and was also placed on nonaccrual in March 2008.

Borrower D ceased making payments in November 2007. Management met with Borrower D in December 2007 because the Borrower was past due and at the meeting requested additional loans related to several speculative residential construction projects on properties located in Kirkland, WA. Subsequent to that meeting management made demand in December 2007 and the demand expired in January 2008. We recognized that the borrower’s relationship was impaired as of December 31, 2007. All loans to Borrower D were placed on nonaccrual in the normal course of business after the demand expired in January of 2008.

Borrower E’s lot loan related to property located in Lake Tapps, WA originated as a custom construction loan. The loan matured in January 2008 with no start on the construction of the residence. We recognized that the Borrower’s relationship was impaired in January of 2008 and made the impairment effective as of December 31, 2007. The Bank wrote down the balance of the loan in December 2007 to the land only appraised value that we had at that time. Management met with Borrower E in January 2008 and determined they were unable to make payments after the interest reserve was depleted as of January 2008. The loan was placed on nonaccrual in January of 2008 which reversed interest back to the December 2007 payment due to expected inability to collect full interest and principal payments.

Borrower F ceased making payments on a commercial loan in February 2008. The loan matured in March 2008 and Borrower F was unable to pay off the loan. Bank management reviewed the pledged collateral and determined that the equity value was questionable, causing management to place the loan on nonaccrual in the first quarter of 2008.

  How you determined the allocation of allowance for credit losses amounts of $2.6 million and $726 thousand as of March 31, 2008 and December 31, 2007, respectively, disclosed in the table under Impaired and Nonaccrual Loans on page 18.

Impaired loans may have specific reserves, also referred to as valuation allowances, allocated to them in the Allowance for Loan and Lease Losses (“ALLL” or “Allowance”). Management estimates the loss or valuation allowances on impaired loans based on one of the three measurement methods described in Statement of Financial Accounting Standard No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114), as amended,: (1) the loan’s observable fair price, (2) discounted cash flow analysis, or (3) the fair value of collateral, if repayment of the loan is expected to be provided by underlying collateral. Impaired loans may exist with no specific valuation allowance based upon management’s analysis that the underlying collateral provides sufficient support that precludes the potential for loss. The allocation of allowance for credit losses on impaired loans as disclosed in the table was determined based on the application of the above standard. The difference in carrying value versus the fair market value of the collateral and associated closing costs was the amount provided in the allocation. The amount allocated increased from year end due to the increase in impaired loans and associated decrease in underlying market value of the collateral as described above.

Management’s risk rating system gives weight to collateral status (secured vs. unsecured). Unsecured loans and those loans with collateral value shortfalls, as identified by management, are considered to have greater loss exposure. Management incorporates these factors in the formula-based portion of the ALLL. Additionally, consideration is given to those segments of the loan portfolio which management deems to pose the greatest likelihood of loss. In an economic downturn, such as the region has been experiencing since late 2007, management believes the Bank’s greatest exposure of risk is in construction/development loans. We increased the loss reserve factor for the construction, land development and commercial real estate segments of the Bank’s general portfolio to correspond with the increased risk associated with this lending. Management closely monitors conditions that might indicate deterioration of collateral value for specific loans and obtains additional collateral where possible or adjusts the allowance if necessary. Additionally the Bank’s methodology for specifically identified loans allows for the analysis of the pledged collateral and identifies specific reserve allocation at a loss exposure at three levels, minimum, mid-point and maximum. Management focuses primarily on the mid-point to insure proper reserve levels.

  A description of collateral backing these loans and how these collateral values impacted your determination of when to place these loans on nonaccrual status.

The majority of the loans placed on nonaccrual in the first quarter 2008 are centered in projects collateralized by first position deeds of trust on improved residential lots, with the balance comprised of single family residential speculative homes. These projects are located in the Bank’s primary market area (the Puget Sound region of Western Washington). The determination to place loans on nonaccrual was done in concert with the borrower ceasing to make payments and / or recognition that the value of the underlying collateral may have declined based on receipt of new appraisals and market data received as part of our ongoing and normal credit review process during the first quarter.

  How the specific collateral discussed above impacted both your determination and timing of recording the valuation allowance for these loans:

Based upon third party real estate industry statistics, sales prices obtained from third party appraisers, and new appraisals ordered on specific projects, management has noted a decline in the residential and commercial real estate markets which has caused a corresponding decline in collateral values within some areas of the Bank’s primary market. Some areas in the Bank’s primary market are seeing sharper declines than others, up to 25% in certain areas, while other areas are holding their values. During this period of declining values, some borrowers were experiencing a slowdown in sales, on both developed lots as well as completed homes. This has resulted in declining cash flows and liquidity, and the inability of borrowers to make scheduled interest and principal payments. During the first quarter, management updated the Bank’s collateral evaluations of the noted loans, and where value declines were determined, specific allocations for potential losses were established within the ALLL. This increase in specifically identified reserve allocation caused a corresponding need to increase the provision expense to ensure that the ALLL level remained adequate to absorb identified and estimated losses. These steps were taken in the first quarter upon identification of collateral deficiency and uncertainty of borrower repayment ability.

  Total non-performing loans and related valuation allowance for each of these loans as of June 30, 2008 giving special attention to any non-performing loans referred to above.

The table below represents specific nonperforming loans and the related valuation allowance as of June 30, 2008: .

(dollars in thousands)
	At June 30, 2008
		Valuation
	Nonperforming loans	Allowance

Borrower A	$2,932	$52
Borrower B	2,742	635
Borrower C	3,934	-
Borrower D	4,539	165
Borrower E	580	55

	$14,727	$907

Borrower D (speculative construction of single family residences located in Kirkland) sold one property in the second quarter, reducing that nonaccrual balance by $1.6 million. Borrower F (commercial loan) was fully charged off. Borrower B (plat development in Puyallup) had further deterioration in the underlying collateral value causing a write down of $226 thousand. The remaining plat development borrowers and the lot loans have evidenced no further identified deterioration at June 30, 2008

The table below represents nonperforming loans and the associated specific ALLL allocation at 6/30/08 and 3/31/08:

(dollars in thousands)
	At June 30,	At March 31,
	2008	2008
Total nonaccrual loans	$38,533	$20,812

Nonaccrual loan with valuation allowance:
Construction Residential Real Estate	$8,860	$6,417
Commercial Real Estate	4,718	80
Land Development (Residential Lots)	7,602	5,698
Commercial (Non Real Estate)	191	729
Residential Real Estate	181	35
Consumer (Non Real Estate)	7	26
Lot Inventory	7,762	590

Total nonaccrual loans with valuation allowance	$29,321	$13,574

Allocation of allowance for credit losses on nonaccrual
loans identified above:
Construction Residential Real Estate	1,252	1,121
Commercial Real Estate	111	14
Land Development (Residential Lots)	1,220	996
Commercial (Non Real Estate)	125	277
Residential Real Estate	31	21
Consumer (Non Real Estate)	7	9
Lot Inventory	912	177

Total allocation of allowance for credit losses	$3,658	$ 2,615

  Actual changes and expected trends in the level of nonperforming loans noted in the second quarter of 2008 that impacted the allowance for loan losses.

The table below represents a history of the Bank’s nonperforming loans from 3/31/08 to 6/30/08:

Non Performing 3/31/08	$20,812
Charge Offs	(539)
Partial Charge Offs	(1,783)
Transfer to OREO	(161)
Paid Off	(1,921)
Payments	(40)
Back to Accrual	(246)
Payment Reversal	(4)
New Non Performing	22,415

Total Non Performing 6/30/08	$38,533

The changes in the level of nonperforming loans in the second quarter 2008 are detailed in the above table as well as the proposed disclosures for the June 30, 2008 Form 10-Q below. Management expects the level of nonperforming loans will increase, however, as of the date of this response there has been 6 loans in the amount of $3.5 million that have been added to non accrual subsequent to June 30, 2008.

PROPOSED DISCLOSURE FOR SECTIONS OF MANAGEMENT’S DISCUSSION AND ANALYSIS IN FORM 10-Q FOR QUARTERLY PERIOD ENDED JUNE 30, 2008

For the Three Months Ended June 30, 2008.

Provision for Loan Losses. The provision for loan losses is a charge against earnings in that period. The provision is the amount required to maintain the allowance for credit losses (Allowance) at a level that, in management’s judgment, is adequate to absorb estimated loan losses inherent in the loan portfolio.

The provision for loan losses for the three months ended June 30, 2008 was $3.4 million compared to $375 thousand for the three months ended June 30, 2007. Net charge-offs for the three months ended June 30, 2008 totaled $2.4 million compared to $555 thousand in net charge-offs for the same period in 2007.

The increase in provision expense during the second quarter of 2008 compared to the second quarter of 2007 primarily reflects the actual increase in the Bank’s impaired loans, our assessment of the impact on our region of the general deterioration of the national economy, our concentration in real estate lending, and the growth of the Bank’s loan portfolio. Since the end of 2007, the Bank experienced deterioration in the general construction portfolio, reflective of some borrowers seeking rate and amortization relief as well as specific declines in market values and real estate sales activity in various segments of the Bank’s market area. Also during the same time period we experienced an increase in delinquencies associated with the areas previously identified. While not centered in any one borrower, project, or geographic area, we believe we will continue to see an elevated number of borrowers with cash-flow and liquidity problems.

Each of these components influences our assessment of the adequacy of the Allowance, and we elected to increase the provision to ensure the Bank is adequately reserved to account for these factors. Management reviews the adequacy of the Allowance on at least a quarterly basis. The provision is adjusted according to the results of that analysis.

For the Six Months Ended June 30, 2008.

Provision for Loan Losses. The provision for loan losses is a charge against earnings in that period. The provision is the amount required to maintain the allowance for credit losses at a level that, in management’s judgment, is adequate to absorb estimated loan losses inherent in the loan portfolio.

The provision for loan losses for the six months ended June 30, 2008 was $4.9 million compared to $750 thousand for the six months ended June 30, 2007. Net charge-offs for the six months ended June 30, 2008 totaled $2.5 million compared to $599 thousand in net charge-offs for the same period in 2007.

The increase in provision expense during the first six months of 2008 compared to the first six months of 2007 primarily reflects the actual increase in the Bank’s impaired loans, our assessment of the impact on our region of the general deterioration of the national economy, our concentration in real estate lending, and the growth of the Bank’s loan portfolio. Since the end of 2007, the Bank experienced deterioration in the general construction portfolio reflective of some borrowers seeking rate and amortization relief as well as specific declines in market values and real estate sales activity in various segments of the Bank’s market area. Also during the same time period we experienced an increase in delinquencies associated with the areas previously identified. While not centered in any one borrower, project, or geographic area, management believes we will continue to see an increased number of borrowers with cash-flow and liquidity problems.

Each of these components influences our assessment of the adequacy of the Allowance, and we elected to increase the provision to ensure we are adequately reserved to account for these factors. Management reviews the adequacy of the allowance on at least a quarterly basis; the analysis includes a minimum, midpoint and maximum level for reserve adequacy. The provision is adjusted according to the results of that analysis

Financial Condition

Asset Quality. Generally, loans are placed on nonaccrual status when they become 90 days or more past due or at such earlier time as management determines timely recognition of interest to be in doubt. Accrual of interest is discontinued on a loan when management believes collection of interest or principal is unlikely after considering economic and business conditions and collection efforts.

The following table summarizes our non-performing assets, which consist of loans on which interest is no longer accrued, accruing loans past due 90 days or more, foreclosed real estate and other assets.

	June 30.	December 31,
(dollars in thousands)	2008	2007

Nonaccrual loans	$ 38,533	$ 3,007
Accruing loans past due 90 days or more	24	110

Total non-performing loans (NPLs)	38,577	3,117
Foreclosed real estate	185	68

Total non-performing assets (NPAs)	$ 38,742	$ 3,185

Selected ratios
NPLs to total loans	4.71%	0.40%
NPAs to total loans and foreclosed real estate	4.74%	0.41%
NPAs to total assets	3.16%	0.27%

Impaired and Nonaccrual Loans. These loans are generally loans for which it is probable that we will not collect all amounts due according to the original contractual terms of the loan agreement. We typically classify these loans as Substandard, Doubtful, or Loss. Impaired loans, specifically Substandard or Doubtful loans may not be on nonaccrual status as we continue to accrue interest if borrowers continue to make payments and if we expect them to continue to make payments. The category “impaired loan” is broader than the category “nonaccrual loan,” although the two categories overlap. Nonaccrual loans are those loans on which the accrual of interest is discontinued when the ability to collect principal and interest is uncertain or payments of principal or interest have become contractually past due 90 days. Management may choose to categorize a loan as impaired due to payment delinquency or if collection is uncertain, and will closely monitor the loan to ensure performance and collection of amounts due in accordance with the original contractual terms of the loan.

During the six months ending June 30, 2008 nonaccrual loans increased $35.5 million, bringing total nonaccrual loans to $38.5 million, comprised of 62 loans, inclusive of the following: 42 single family speculative / 1-4 family building lots loans totaling $11.5 million (the largest with a balance of $2.2 million and located in Kirkland, WA); ten land development loans totaling $16.3 million (the largest with a balance of $4.6 million and located in Monroe, WA); four lot inventory loans for $7.8 million (the largest with a balance of $3.3 million located in Lacey, WA); and six other miscellaneous loans including consumer, residential real estate and commercial. The increase in nonaccrual loans compared to the first quarter of 2008 was attributable to four credit relationships totaling $18.6 million comprised of 25 single family speculative loans to four borrowers with properties located in Kelso, Lacey, Puyallup and Montesano,

WA; three lot inventory loans totaling $7.2 million located in Kelso, Lacey and Tacoma, WA; and two land development loan for $6.7 million located in Puyallup, WA and Monroe, WA.

A decrease in real estate values has occurred in the Bank’s market area, up to 25% in certain areas. The affected borrowers have seen a decrease in the underlying values of their properties, combined with a general slowdown in home sales throughout the market area. It is this slowdown in home sales, and the resultant impact on cash-flows that have caused these borrowers to either fall behind on, or curtail payments on their loans, causing the Bank to place them on nonaccrual.

The following table summarizes our nonaccrual loans at the periods indicated. Nonaccrual loans with valuation allowance refers to the portion of our total nonaccrual loans that have been identified as having loss exposure and have a specific amount set aside for them in the Allowance. We refer to the specific amount set aside for these loans as the allocation of the Allowance.

(dollars in thousands)
	At June 30,	At December 31,
	2008	2007
Total nonaccrual loans	$38,533	$3,007

Nonaccrual loan with valuation allowance:
Construction Residential Real Estate	$8,860	$1,868
Commercial Real Estate	4,718	80
Land Development (Residential Lots)	7,602	-
Commercial (Non Real Estate)	191	170
Residential Real Estate	181	40
Consumer (Non Real Estate)	7	8
Lot Inventory	7,762	-

Total nonaccrual loans with valuation allowance	$29,321	$2,166

Allocation of allowance for credit losses on
nonaccrual loans identified above:
Construction Residential Real Estate	1,252	584
Commercial Real Estate	111	18
Land Development (Residential Lots)	1,220	0
Commercial (Non Real Estate)	125	100
Residential Real Estate	31	16
Consumer (Non Real Estate)	7	8
Lot Inventory	912	0

Total allocation of allowance for credit losses	$3,658	$726

Gross interest income of $533 thousand and $855 would have been recorded for the three months ended June 30, 2008 and six months ended June 30, 2008, respectively, if the nonaccrual loans had been current in accordance with their original terms and conditions. Interest income on these loans was not included in net income for the three months ended June, 2008 and the six months ended June 30, 2008.

Management closely reviews the loan portfolio on an quarterly basis, and will continue to identify and evaluate all loans where there are defined weaknesses, including declines in collateral value and borrower difficulties complying with loan repayment terms.

Potential Problem Loans. Potential problem loans consist of loans that are performing in accordance with contractual terms but for which management has concerns about related economic conditions, weaknesses in their specific

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industries or issues related to geographic locations. These loans are identified through our internal risk grading processes and are considered grade 5 (Watch). Management monitors these loans closely and reviews their performance on a regular basis.

As of June 30, 2008 the Company had classified as potential problem loans 82 loans aggregating $75.8 million. The largest relationship totals 14 loans aggregating $12.8 million. The largest single loan is $5.6 million.

Foreclosed Real Estate. As of June 30, 2008, we held three foreclosed properties, represented by three single family residential building lots. The carrying value of the properties aggregated $185 thousand. As of December 31, 2007, we held two foreclosed properties, represented by two single family residential building lots. The carrying value of the properties aggregated $68 thousand. Valuation of the property occurs when it is foreclosed upon, and at least annually thereafter. We typically use the lesser of cost or fair market value less costs to sell to establish the carrying values. For the properties noted, we have used fair market value.

Allowance for Credit Losses

We must maintain an adequate allowance for credit losses (“the Allowance”) based on a comprehensive methodology that assesses the estimated losses inherent in our loan portfolio. The Allowance reflects our current estimate of the amount required to absorb probable losses on existing loans. There is no precise method of predicting specific credit losses or amounts that ultimately may be charged off on segments of the loan portfolio. The determination that a loan may become uncollectible, in whole or in part, is a matter of judgment. Similarly, the adequacy of the Allowance is determined based on management’s judgment, and on the analysis of various factors including historical loss experience based on volumes and types of loans; volumes and trends in delinquencies and nonaccrual loans; trends in portfolio volume; results of internal credit reviews; and economic conditions.

Management conducts a full review of the Allowance on a regular basis, including:

  consideration of economic conditions and the effect on particular industries and specific borrowers;
  a review of borrower financial data, together with industry data, the market(s) in which it operates, the borrower’s management capabilities and other factors;
  a continuing evaluation of the loan portfolio, including monitoring by lending officers and staff, of all loans which are identified as having a higher level of risk;
  an in-depth evaluation, on a monthly basis, of all loans judged to present a possibility of loss (if, as a result of such monthly assessments, a loan is judged to be not fully collectible, the carrying value of the loan is reduced to that portion considered collectible); and
  an evaluation of the underlying collateral for secured lending, including the use of independent appraisals of real estate properties securing loans.

Our quarterly analysis of the adequacy of the Allowance is presented and reviewed by our Board of Directors. We consider the Allowance to be adequate to cover estimated loan losses relating to the loans outstanding as of each reporting period.

Every loan in the loan portfolio has some measure of the Allowance for Loan Losses attributed to it. The Allowance consists of two parts: a general reserve (as described below) for loans that are graded “1” through “4” and a specific allocation (as described below) for every loan that is graded “5” through “8”. Grades range from “excellent” loans graded a “1” to “loss” loans graded an “8”. Losses on loans are charged against and reduce the Allowance in the period in which such loans, or portions thereof, in our opinion, become uncollectible. Recoveries during the period are credited to the Allowance. Periodically, a provision for credit losses is charged to current income. This provision acts to replenish the Allowance and to maintain the Allowance at a level that management deems adequate.

General Allocation: All loans that are graded “1” through “4” are reviewed on a group basis, not on a loan by loan basis to determine a general allocation of dollars necessary to provide an adequate Allowance. Consideration is given to those segments of the loan portfolio which management deems to pose the greatest likelihood of loss. In an economic downturn, such as the region has experienced since late 2007, management believes the Banks’ greatest exposure of risk is in the construction and land development loans. Management increased the loss reserve factor for the construction, land development and commercial real estate segments of the Bank’s general portfolio to correspond with the risk associated with this type of lending. A low, mid-point, and high range of exposure to loss in various loan types is determined on a quarterly basis.

Specific Allocations: The Bank specifically evaluates each of its Watch list loans for potential loss exposure. The Bank’s Watch list consists of all loans that are grade 5 (Watch), grade 6 (Substandard), grade 7 (Doubtful), and grade 8 (Loss). We use an analysis similar to the FAS 114 analysis to determine the specific amount that must be included in the Allowance for each loan on the Watch list that is grade 5. Management considers all grade 5 loans as potential problem loans. Grade 5 loans do not have specifically identified weaknesses and are not considered to be impaired for FAS 114 purposes. For instance, grade 5 loans may have a potential weakness because the loan belongs to a certain troubled industry, because the collateral is located in a troubled geographic location, or other potential weaknesses. At quarter end, management has identified $75.8 million in grade 5 credits or potential problem loans.

Grade 6, 7, and 8 loans have specifically identified weaknesses within the individual credit. Grade 6, 7, and 8 credits are considered to be impaired and the estimate of loss reserves on impaired loans is determined based on Financial Accounting Standard 114 (FAS 114). Management estimates the loss or valuation allowances on impaired loans based on one of the three measurement methods described in Statement of Financial Accounting Standard No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114), as amended,: (1) the loan’s observable fair price, (2) discounted cash flow analysis, or (3) the fair value of collateral, if repayment of the loan is expected to be provided by underlying collateral. In some instances loans may be determined to be impaired, but not require a specific valuation allowance based upon management’s analysis of the collateral providing sufficient coverage for the loan.

The following table sets forth activity in the allowance for credit losses for the periods indicated:

(dollars in thousands)	Six Months
	Ended	Year Ended
	June 30,	December 31,
	2008	2007

Balance at beginning of period	$10,975	$8,917

Provision for credit losses	4,900	3,600
Charge-offs:

Commercial	(530)	(568)
Real Estate Mortgage and Construction	(2,101)	(999)
Consumer	(29)	(54)

Total charge-offs	(2,660)	(1,621)

Recoveries:

Commercial	76	30
Real Estate Mortgage and Construction	77	37
Consumer	18	12

Total recoveries	171	79

Net charge-offs	(2,489)	(1,542)

Transfer to reserve for unfunded commitments	(119)	-

Balance at end of period	$13,267	$10,975
Gross loans	$818,032	$783,117
Average loans	$786,585	$746,498
Non-performing loans	$38,577	$3,117

Selected ratios:

Net charge-offs to average loans	0.32%	0.21%

Allowance for credit losses to average loans	1.69%	1.48%
Allowance for credit losses to loans outstanding at
end of period	1.66%	1.43%
Allowance for credit losses to non-performing
loans	34.41%	352.1%

We allocate the Allowance by assigning general percentages to our major loan categories (construction, commercial real estate, residential real estate, C&I and consumer), and assign specific percentages to each category of loans. We also make specific allocations on individual loans when factors are present requiring a greater reserve, typically the result of reviews of updated appraisals, or other collateral analysis.

The following table indicates management’s allocation of the allowance for credit losses among major loan categories:

		June 30,	December 31,
(dollars in		2008	2007
thousands)
	Amount	% of Total	Amount	% of Total
		Allowance		Allowance

Commercial	$1,189	8.9%	$1,085	9.9%
Real Estate
Commercial	6,655	50.2%	3,329	30.3%
Construction	5,196	39.2%	5,738	52.3%
Residential	185	1.4%	348	3.2%
Consumer	42	0.3%	45	0.4%
Unallocated	-	-	430	3.9%

Total	$13,267	100.0%	$10,975	100.0%

We consider many factors to determine the amount and allocation of the Allowance, centered in overall portfolio performance by loan category/type, local and national economic trends, and assessments of categories of collateral. This information is measured against the current allocation and our historical loss record for the previous seven-year period to aid in assessing the adequacy of the Allowance. We weight loan types for risk in the general portion of the reserve at a low, mid and high point based on perceived risk from past experience and from expected risk of loss. As previously discussed specifically identified credits and their specific allocation of the reserve are also included above in the total allowance.

Our grading system allows our loan portfolio, including real estate, to be ranked across four “pass” risk grades, i.e. 1 (Excellent) through 4 (Monitored). Generally, the real estate loan portfolio is graded either a 3, or 4, reflective of the overall quality of the existing portfolio, notwithstanding the various risks inherent in the real estate portfolio, such as large size and complexity of individual credits, and overall concentration of credit risk.

For commercial banks, the Commercial and Industrial (C&I) loans that are not secured by real estate have historically represented the highest risk category based on our past experience. This portfolio made up approximately 9.8% of our total loans as of June 30, 2008. While the majority of our historical loan charge-offs have occurred in this portfolio, we believe the current Allowance allocation is adequate.

Our commercial real estate loans are a mixture of new and seasoned properties, generally retail, office, warehouse, and some industrial properties. Loans on properties are generally underwritten at a loan-to-value ratio of up to 80% with a minimum debt coverage ratio of 1.20:1.

Our construction portfolio reflects some borrower concentration risk, and also carries the enhanced risks generally encountered with construction loans. We also finance contractors who construct homes or commercial properties that are not pre-sold. These construction loans are generally more risky than permanent mortgage loans because they are dependent upon the borrower’s ability to complete the construction on time and within budget and then to generate cash to service the loan by selling or leasing the project. The value of the collateral depends on project completion when market conditions may have changed. Given the decline in the economic conditions as well as the downturn in the real estate market, management elected to increase the risk factor for residential construction and land development loans to more closely mirror the current risk environment.

We have been engaged in an ongoing and active initiative to ensure we are compliant with both the spirit and letter of the commercial real estate guidelines promulgated by the regulatory agencies. Our practices include active and ongoing senior management involvement, including informed oversight by the Board of Directors.

END OF PROPOSED DISCLOSURE FOR SECTIONS OF MANAGEMENT’S DISCUSSION AND ANALYSIS IN FORM 10-Q FOR QUARTERLY PERIOD ENDED JUNE 30, 2008

This concludes our response to your request letter dated July 14, 2008.

Sincerely,

/s/ Sandra L. Sager Sandra L. Sager, CPA Executive Vice President Chief Financial Officer